Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter ended June 30, 2022, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the entities as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian

Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter ended June 30, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter ended June 30, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the related audited interim condensed consolidated financial statements for the quarter ended June 30, 2022. This responsibility includes the preparation and presentation of these consolidated financial results for the quarter ended June 30, 2022 that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Bengaluru Date: July 24, 2022	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826ANNRUQ6183

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc.
14.	Infosys Public Services, Inc.
15.	Infosys Canada Public Services Inc. (liquidated effective November 23, 2021)
16.	Infosys BPM Limited
17.	Infosys (Czech Republic) Limited s.r.o.
18.	Infosys Poland Sp z.o.o
19.	Infosys McCamish Systems LLC
20.	Portland Group Pty Ltd
21.	Infosys BPO Americas LLC.
22.	Infosys Consulting Holding AG
23.	Infosys Management Consulting Pty Limited
24.	Infosys Consulting AG
25.	Infosys Consulting GmbH
26.	Infosys Consulting S.R.L (Romania)
27.	Infosys Consulting SAS
28.	Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.) (liquidated effective December 16, 2021)
29.	Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)
30.	Infy Consulting Company Ltd.
31.	Infy Consulting B.V.
32.	Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the wholly - owned subsidiary of Infosys Limited with effect from April 1, 2022
33.	Infosys Consulting (Belgium) NV
34.	Panaya Inc.
35.	Panaya GmbH
36.	Panaya Ltd.
37.	Brilliant Basics Holdings Limited (under liquidation)
38.	Brilliant Basics Limited (under liquidation)
39.	Infosys Consulting Pte. Ltd.
40.	Infosys Middle East FZ LLC
41.	Fluido Oy
42.	Fluido Sweden AB (Extero)
43.	Fluido Norway A/S
44.	Fluido Denmark A/S
45.	Fluido Slovakia s.r.o
46.	Infosys Compaz Pte. Ltd.
47.	Infosys South Africa (Pty) Ltd
48.	WongDoody Holding Company Inc. (merged with WongDoody, Inc effective December 31, 2021)
49.	WDW Communications, Inc. (merged with WongDoody, Inc effective December 31, 2021)
50.	WongDoody, Inc (became wholly-owned subsidiary of Infosys Limited effective December 31, 2021)
51.	HIPUS Co., Ltd.
52.	Stater N.V.
53.	Stater Nederland B.V.
54.	Stater XXL B.V.
55.	HypoCasso B.V.
56.	Stater Participations B.V.
57.	Stater Belgium N.V./S.A.
58.	Outbox systems Inc. dba Simplus (US)
59.	Simplus North America Inc. (liquidated effective April 27, 2021)
60.	Simplus ANZ Pty Ltd.
61.	Simplus Australia Pty Ltd
62.	Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)
63.	Simplus Philippines, Inc.
64.	Simplus Europe, Ltd. (liquidated effective July 20, 2021)
65.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
66.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
67.	Infosys Limited Bulgaria EOOD
68.	Infosys BPM UK Limited
69.	Blue Acorn LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
70.	Beringer Commerce Inc renamed as Blue Acorn iCi Inc.
71.	Beringer Capital Digital Group Inc (merged with Blue Acorn iCi Inc effective January 1, 2022)
72.	Mediotype LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)
73.	Beringer Commerce Holdings LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)
74.	SureSource LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
75.	Simply Commerce LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
76.	iCiDIGITAL LLC (merged with Beringer Capital Digital Group Inc effective January 1, 2022)
77.	Kaleidoscope Animations, Inc.
78.	Kaleidoscope Prototyping LLC
79.	GuideVision s.r.o
80.	GuideVision Deutschland GmbH
81.	GuideVision Suomi Oy
82.	GuideVision Magyarorszag Kft
83.	GuideVision Polska SP Z.O.O
84.	Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited (incorporated on February 20, 2022)
85.	Infosys Germany GmbH (formerly Kristall 247. GmbH) (acquired on March 22, 2022)
86.	GuideVision UK Ltd
87.	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi
88.	Infosys Germany Holding Gmbh
89.	Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm
90.	Stater GmbH (incorporated on August 4, 2021)
91.	Infosys Green Forum (incorporated on August 31, 2021)
92.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd. (acquired on December 14, 2021)
93.	Oddity Space GmbH (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
94.	Oddity Jungle GmbH (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
95.	Oddity Waves GmbH (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
96.	Oddity Group Services GmbH (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
97.	Oddity Code GmbH (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
98.	Oddity Code D.O.O (subsidiary of Oddity Code GmbH) (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
99.	Oddity GmbH (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
100.	Oddity (Shanghai) Co. Ltd. (subsidiary of Oddity GmbH) (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
101.	Oddity Limited (Taipei) (subsidiary of Oddity GmbH) (acquired by Infosys Germany GmbH (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) on April 20, 2022)
102.	Infosys Employees Welfare Trust
103.	Infosys Employee Benefits Trust
104.	Infosys Science Foundation
105.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter ended June 30, 2022, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian

Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter ended June 30, 2022.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the standalone financial results for the quarter ended June 30, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter ended June 30, 2022. This responsibility includes the preparation and presentation of the standalone financial results for the quarter ended June 30, 2022 that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Bengaluru Date: July 24, 2022	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826ANNRYN2836

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2022, prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
	Audited	Audited	Audited	Audited
Revenue from operations	34,470	32,276	27,896	121,641
Other income, net	676	637	622	2,295
Total Income	35,146	32,913	28,518	123,936
Expenses
Employee benefit expenses	18,337	16,658	15,230	63,986
Cost of technical sub-contractors	3,909	3,588	2,454	12,606
Travel expenses	376	309	133	827
Cost of software packages and others	2,420	2,268	1,289	6,811
Communication expenses	170	170	147	611
Consultancy and professional charges	456	521	396	1,885
Depreciation and amortisation expenses	950	890	829	3,476
Finance cost	56	50	49	200
Other expenses	938	916	815	3,424
Total expenses	27,612	25,370	21,342	93,826
Profit before tax	7,534	7,543	7,176	30,110
Tax expense:
Current tax	2,350	1,825	1,937	7,811
Deferred tax	(178)	23	38	153
Profit for the period	5,362	5,695	5,201	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(86)	(13)	(33)	(85)
Equity instruments through other comprehensive income, net	3	55	1	96
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	26	(12)	5	(8)
Exchange differences on translation of foreign operations	53	137	290	228
Fair value changes on investments, net	(372)	(65)	38	(49)
Total other comprehensive income/(loss), net of tax	(376)	102	301	182
Total comprehensive income for the period	4,986	5,797	5,502	22,328
Profit attributable to:
Owners of the company	5,360	5,686	5,195	22,110
Non-controlling interests	2	9	6	36
	5,362	5,695	5,201	22,146
Total comprehensive income attributable to:
Owners of the company	4,986	5,787	5,491	22,293
Non-controlling interests	–	10	11	35
	4,986	5,797	5,502	22,328
Paid up share capital (par value 5/- each, fully paid)	2,098	2,098	2,122	2,098
Other equity *#	73,252	73,252	74,227	73,252
Earnings per equity share (par value 5/- each)**
Basic ()	12.78	13.56	12.24	52.52
Diluted ()	12.76	13.54	12.21	52.41

*	Balances for the quarter ended June 30, 2022 and June 30, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 and March 31, 2021, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2022, quarter ended March 31, 2022 and quarter ended June 30, 2021
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2022 have been taken on record by the Board of Directors at its meeting held on July 24, 2022 . The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 and does not expect any material impact on the recoverability of the financial and non financial assets.

c) Proposed acquisition

On July 13, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe for a total consideration of upto EUR 110 million (approximately 906 crore), which includes management incentives, bonuses and retention. This acquisition is expected to augment the Group's life sciences expertise, scale its digital transformation capabilities with cloud based industry solutions and expand its presence in Nordics region and across Europe.

d) Oddity acquisition

On April 20, 2022, Infosys Germany GmbH (a wholly-owned subsidiary of Infosys Consulting Pte. Ltd ) acquired 100% voting interests in Oddity GmbH, Oddity Group Services GmbH, Oddity Space GmbH, Oddity Jungle GmbH, Oddity Code GmbH and Oddity Waves GmbH (collectively known as oddity), Germany-based digital marketing, experience, and commerce agency for a total consideration of upto EUR 50 million (approximately 420 crore) comprising of cash consideration, contingent consideration and retention bonuses. The payment of contingent consideration is dependent upon the achievement of certain financial targets by oddity.

e) Reappointment of Salil Parekh as a CEO and MD

Shareholders at the 41st AGM held on June 25, 2022 have reappointed Salil Parekh as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027 on the terms and conditions, including the remuneration payable as contained in the 41st AGM Notice.

In line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 21.75 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of certain strategic milestones as determined by the Board. This is in addition to the grants made on May 2, 2022 amounting to 13 crore resulting in a total grant of 34.75 crore for fiscal 2023.
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.
iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

The above RSUs will be granted w.e.f August 1, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on August 1, 2022.

2. Information on dividends for the quarter ended June 30, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 and paid on June 28, 2022.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00
Final dividend	–	16.00	–	16.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Revenue by business segment
Financial Services (1)	10,562	10,096	9,217	38,902
Retail (2)	5,004	4,617	4,175	17,734
Communication (3)	4,464	4,132	3,403	15,182
Energy, Utilities, Resources and Services	4,259	3,872	3,371	14,484
Manufacturing	4,172	3,816	2,702	13,336
Hi-Tech	2,812	2,649	2,310	10,036
Life Sciences (4)	2,257	2,140	1,891	8,517
All other segments (5)	940	954	827	3,450
Total	34,470	32,276	27,896	121,641
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	34,470	32,276	27,896	121,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,754	2,578	2,358	10,314
Retail (2)	1,538	1,516	1,482	6,130
Communication (3)	794	884	707	3,372
Energy, Utilities , Resources and Services	1,145	1,111	1,022	4,225
Manufacturing	385	426	625	2,408
Hi-Tech	672	672	567	2,495
Life Sciences (4)	535	583	571	2,380
All other segments (5)	41	76	100	167
Total	7,864	7,846	7,432	31,491
Less: Other Unallocable expenditure	950	890	829	3,476
Add: Unallocable other income	676	637	622	2,295
Less: Finance cost	56	50	49	200
Profit before tax and non-controlling interests	7,534	7,543	7,176	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Revenue from operations	29,527	27,426	23,714	103,940
Profit before tax	6,902	6,908	6,493	28,495
Profit for the period	4,901	5,177	4,723	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
July 24, 2022	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
	Audited	Audited	Audited	Audited
Revenues	4,444	4,280	3,782	16,311
Cost of sales	3,144	2,955	2,509	10,996
Gross profit	1,300	1,325	1,273	5,315
Operating expenses	412	405	377	1,560
Operating profit	888	920	896	3,755
Other income, net	87	84	84	308
Finance cost	7	6	7	27
Profit before income taxes	968	998	973	4,036
Income tax expense	279	245	268	1,068
Net profit	689	753	705	2,968
Earnings per equity share *
Basic	0.16	0.18	0.17	0.70
Diluted	0.16	0.18	0.17	0.70
Total assets	15,193	15,555	14,730	15,555
Cash and cash equivalents and current investments	2,798	3,185	3,499	3,185

*	EPS is not annualized for the quarter ended June 30, 2022, quarter ended March 31, 2022 and quarter ended June 30, 2021.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of the consolidated audited financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2022, prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2022	2022	2021
Revenue from operations	34,470	1,21,641	27,896
Profit before tax	7,534	30,110	7,176
Profit for the period	5,362	22,146	5,201
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	4,986	22,328	5,502
Profit attributable to:
Owners of the Company	5,360	22,110	5,195
Non-controlling interests	2	36	6
	5,362	22,146	5,201
Total comprehensive income attributable to:
Owners of the Company	4,986	22,293	5,491
Non-controlling interests	–	35	11
	4,986	22,328	5,502
Paid-up share capital (par value 5 each fully paid)	2,098	2,098	2,122
Other equity *#	73,252	73,252	74,227
Earnings per share (par value 5 each)**
Basic ()	12.78	52.52	12.24
Diluted ()	12.76	52.41	12.21

*	Balances for the quarter ended June 30, 2022 and June 30, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 and March 31, 2021, respectively, as required by the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter ended June 30, 2022 and quarter ended June 30, 2021
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)  The audited interim condensed consolidated financial statements for the quarter ended June 30, 2022 have been taken on record by the Board of Directors at its meeting held on July 24, 2022. The statutory auditors, Deloitte Haskins & Sells LLP, have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)  Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from COVID-19 and does not expect any material impact on the recoverability of the financial and non-financial assets.

c) Proposed acquisition

On July 13, 2022, Infosys Consulting Pte. Ltd. (a wholly-owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe, for a total consideration of up to EUR 110 million (approximately 906 crore), which includes management incentives, bonuses and retention. This acquisition is expected to augment the Group's life sciences expertise, scale its digital transformation capabilities with cloud-based industry solutions and expand its presence in the Nordic region and across Europe.

d) Oddity acquisition

On April 20, 2022, Infosys Germany GmbH (a wholly-owned subsidiary of Infosys Consulting Pte. Ltd ) acquired 100% voting interests in Oddity GmbH, Oddity Group Services GmbH, Oddity Space GmbH, Oddity Jungle GmbH, Oddity Code GmbH and Oddity Waves GmbH (collectively known as oddity), Germany-based digital marketing, experience, and commerce agency for a total consideration of upto EUR 50 million (approximately 420 crore) comprising of cash consideration, contingent consideration and retention bonuses. The payment of contingent consideration is dependent upon the achievement of certain financial targets by oddity

e) Reappointment of Salil Parekh as CEO and MD

Shareholders at the 41st AGM held on June 25, 2022, have reappointed Salil Parekh as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027, on the terms and conditions, including the remuneration payable, as contained in the 41st AGM Notice.

In line with the shareholders approval and revised employment contract, which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the nomination and remuneration committee, approved:

i) The grant of annual performance-based stock incentives (Annual performance equity grant) of Restricted Stock Units (RSUs) amounting to 21.75 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 Plan). These RSUs will vest 12 months from the date of grant subject to the achievement of certain strategic milestones as determined by the Board. This is in addition to the grants made on May 2, 2022, amounting to 13 crore resulting in a total grant of 34.75 crore for fiscal 2023.

ii) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSUs covering the Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant, subject to the Company’s achievement of certain environmental, social and governance milestones as determined by the Board.

iii) The grant of annual performance-based stock incentives (Annual performance equity TSR grant) in the form of RSUs covering the Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025, subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

The above RSUs will be granted w.e.f August 1, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on August 1, 2022

2. Information on dividends for the quarter ended June 30, 2022

For the financial year 2022, the Board recommended a final dividend of 16 (par value 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 and paid on June 28, 2022.

(in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2022	2022	2021
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–
Final dividend	–	16.00	–

3. Audited financial results of Infosys Limited (standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2022	2022	2021
Revenue from operations	29,527	1,03,940	23,714
Profit before tax	6,902	28,495	6,493
Profit for the period	4,901	21,235	4,723

The above is an extract of the detailed format of the quarterly audited financial results filed with the stock exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
July 24, 2022	Chief Executive Officer and Managing Director

This release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (“the Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter ended June 30, 2022, prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
	Audited	Audited	Audited	Audited
Revenue from operations	29,527	27,426	23,714	1,03,940
Other income, net	648	590	570	3,224
Total income	30,175	28,016	24,284	1,07,164
Expenses
Employee benefit expenses	14,914	13,464	12,191	51,664
Cost of technical sub-contractors	5,011	4,641	3,316	16,298
Travel expenses	314	278	115	731
Cost of software packages and others	1,183	865	528	2,985
Communication expenses	119	121	104	433
Consultancy and professional charges	363	424	311	1,511
Depreciation and amortisation expense	643	620	576	2,429
Finance cost	34	31	32	128
Other expenses	692	664	618	2,490
Total expenses	23,273	21,108	17,791	78,669
Profit before tax	6,902	6,908	6,493	28,495
Tax expense:
Current tax	2,032	1,606	1,697	6,960
Deferred tax	(31)	125	73	300
Profit for the period	4,901	5,177	4,723	21,235
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(96)	(24)	(32)	(98)
Equity instruments through other comprehensive income, net	3	56	2	97
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	26	(12)	5	(8)
Fair value changes on investments, net	(344)	(61)	38	(39)
Total other comprehensive income/ (loss), net of tax	(411)	(41)	13	(48)
Total comprehensive income for the period	4,490	5,136	4,736	21,187
Paid-up share capital (par value 5/- each fully paid)	2,104	2,103	2,128	2,103
Other Equity*	67,203	67,203	69,401	67,203
Earnings per equity share ( par value 5 /- each)**
Basic ()	11.65	12.31	11.08	50.27
Diluted ()	11.64	12.30	11.07	50.21

*	Balances for the quarter ended June 30, 2022 and June 30, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2022 and March 31, 2021 , respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended June 30, 2022, quarter ended March 31, 2022 and quarter ended June 30, 2021.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter ended June 30, 2022 have been taken on record by the Board of Directors at its meeting held on July 24, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 and does not expect any material impact on the recoverability of the financial and non financial assets.

c) Reappointment of Salil Parekh as a CEO and MD

Shareholders at the 41st AGM held on June 25, 2022 have reappointed Salil Parekh as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027 on the terms and conditions, including the remuneration payable as contained in the 41st AGM Notice.

In line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved:

i)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to 21.75 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of certain strategic milestones as determined by the Board. This is in addition to the grants made on May 2, 2022 amounting to 13 crore resulting in a total grant of 34.75 crore for fiscal 2023.
ii)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.
iii)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company’s performance on cumulative relative TSR over the years and as determined by the Board.

The above RSUs will be granted w.e.f August 1, 2022 and the number of RSU’s will be calculated based on the market price at the close of trading on August 1, 2022.

2. Information on dividends for the quarter ended June 30, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 and paid on June 28, 2022.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2022	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	-	-	-	15.00
Final dividend	-	16.00	-	16.00

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2022.

Bengaluru, India	Salil Parekh
July 24, 2022	Chief Executive Officer and Managing Director

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law